Delisting Determination,The Nasdaq Stock Market, LLC,
July 13, 2011, Nile Therapeudics, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of Nile Therapeudics, Inc. (the Company), effective at the opening of the trading session on July 25, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on November 30, 2010.
The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated March 1, 2011, granting the Company continued listing pursuant to an exception through May 31, 2011, by which date the Company was required to regain compliance with Listing Rule
5550(a)(2). However, the Company did
not regain compliance by that date. On May 10, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on May 12, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on June 24, 2011.